[EMBRAER LOGO] [GRAPHIC OMITTED]

                      EMBRAER ANNOUNCES SECOND QUARTER 2004
                               RESULTS IN US GAAP

     The Company's operating and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars
       (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended June 30, 2004, March 31, 2004 and June 30, 2003 are derived from our unaudited financial statements. As additional information regarding the Company's operating performance, we are also presenting at the end of this release certain information in accordance with the Brazilian Corporate Law (Brazilian GAAP).


Sao Jose dos Campos, August 13, 2004 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers in the world, registered in 2Q04 net sales of US$924.3 million and net income of US$80.2 million, equivalent to diluted earnings per ADS of US$0.46. The order backlog as of June 30, 2004 totaled US$28.3 billion, US$10.5 billion in firm orders and US$17.8 billion in options.

[US GAAP][GRAPHIC OMITTED]

[BOVESPA:EMBR3, EMBR4
NYSE: ERJ]
[GRAPHIC OMITTED]

2nd Quarter 2004 Highlights

     o The quarter's net sales are the highest ever in Embraer's history, and totaled US$924.3 million, a 63.0% increase in relation to the same period last year.

     o    All of Embraer's business segments have grown in relation to 2Q03.

     o Net income reached US$80.2 million for 2Q04, almost 17 times higher than 2Q03.

     o    Net cash reached US$303.9 million, 71.0% higher than 1Q04.

     o A total of 43 jet aircraft were delivered in 2Q04: 40 to the commercial airline market, including 15 EMBRAER 170 jets and three deliveries to the corporate market.

     o 22 new orders were added to Embraer's backlog from customers Finnair, Republic Airways Holdings, and Trans States.

     o In May 2004 Embraer celebrated the delivery of its 800th ERJ 145 family jet aircraft, with delivery to our customer Chautauqua Airlines.

     o In June, Harbin Embraer Aircraft Industry Company Limited delivered its first two ERJ 145 jets to China Southern Airlines, the largest airline in the People's Republic of China.

Income Statement Highlights


A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended June 30, 2003 and 2004 (2Q03 and 2Q04) and for the three months ended March 31, 2004 (1Q04).

  Income Statement (Unaudited)                1Q04              2Q03            2Q04
                      In US$ millions, except % and earnings per ADS
------------------------------------------------------------------------------------------
 Net Sales                                                 626.2        567.0        924.3
 Gross Profit                                              202.0        208.7        301.4
 Gross Margin                                               32.3%        36.8%        32.6%
 Selling, general administrative and other expenses        (98.1)       (79.6)      (132.8)
 Research and development                                   59.5        (51.4)       (30.4)
 Employee profit sharing                                   (10.4)        (8.0)       (15.7)
 Income from operations                                    153.0         69.7        122.5
 Operating margin                                           24.4%        12.3%        13.3%
 Interest income, net                                       (7.6)      (100.1)         4.3
 Foreign exchange gain (loss),net                           (2.2)        (9.4)       (16.7)
 Other non-operating income (expense) net                     --          0.2           --
 Income before income taxes                                143.2        (39.8)       110.1
 Income tax benefit (expense)                              (39.5)        44.6        (29.2)
 Minority interest                                          (0.4)         0.1         (0.7)
 Net income                                                103.3          4.9         80.2
 Net margin                                                 16.5%         0.9%         8.7%
 Earnings per ADS -basic                                  0.5952       0.0282       0.4620
 Earnings per ADS - diluted                               0.5908       0.0281       0.4589


Deliveries, Net Sales and Cost of Sales & Services

A total of 43 jet aircraft were delivered during the quarter, of which 25 ERJ 145 jets, 15 EMBRAER 170 jets to the commercial airline market, and three Legacys to the corporate market. This figure also includes the first two ERJ 145 aircraft delivered by Harbin Embraer Aircraft Industry Company Limited (HEAI), a "joint venture" established between Embraer, Harbin Aviation Industry (Group) Co., Ltd., and Hafei Aviation Industry Co., Ltd. - companies controlled by China Aviation Industry Corporation II, as Embraer controls 51% of this joint venture.

Taking into account the 66 jet aircraft delivered during the first six months, Embraer believes it is on schedule to meet its goal of delivering 160 jets for the year. The Company expects to deliver a total of 170 jet aircraft to the commercial airline, corporate and government transportation markets in 2005.

Due to a repurchase commitment, three ERJ 145 jets delivered this quarter were accounted as operating lease rather than revenue. Therefore revenues for the quarter includes 40 jet aircraft delivered, including HEAI's deliveries.

       Aircraft delivered
          by segment                  1Q04       2Q03     2Q04
--------------------------------------------------------------------------------
Commercial                              22        25       40
--------------------------------------------------------------------------------
ERJ 135                                 --         6       --
ERJ 145                                 14        13       25 (*)
ERJ 140                                 --         6       --
EMBRAER 170                              8        --       15

--------------------------------------------------------------------------------
Defense                                  1        --       --
EMB 145                                  1        --       --
--------------------------------------------------------------------------------

Corporate                               --         3        3
Legacy/Shuttle                          --         3        3

--------------------------------------------------------------------------------
Total                                   23        28       43
--------------------------------------------------------------------------------
(*) Three ERJ 145 deliveries were accounted as operating lease


Embraer's net sales for the quarter totaled US$924.3 million, the highest ever in Embraer's history. Net sales increased 63.0% compared to 2Q03 and 47.6% in relation to 1Q04. This increase is mainly due to higher number of aircraft delivered, as well as to the higher average sales price due to the new product mix arising from deliveries of the new EMBRAER 170 jet aircraft.

All of Embraer's business segments recorded higher net sales compared to 2Q03. Commercial airline net sales totaled US$ 748.6 million, an increase of 73.1%. Sales to the defense and corporate markets and sales of customer service increased 25.3%, 11.4%, and 68.4%, respectively.

Sales growth in the defense area basically reflects the recognition of revenues arising from the ALX program, now in the initial stage of manufacturing with its initial deliveries in August. This increase was partially compensated by the decline in revenues from intelligence programs (AEW&C), now reaching their maturity stage.



             Net sales
             by segment              1Q04            2Q03            2Q04
                                   US$       %     US$       %     US$       %
--------------------------------------------------------------------------------
Commercial aviation              443.2    70.7   432.4    76.2   748.6    81.0
Defense aviation                 130.7    20.9    52.5     9.3    65.8     7.1
Corporate aviation                  --     0.0    49.8     8.8    55.5     6.0
Customer services and others      52.3     8.4    32.3     5.7    54.4     5.9
--------------------------------------------------------------------------------
Total                            626.2   100.0   567.0   100.0   924.3   100.0
--------------------------------------------------------------------------------

Due to the start of EMBRAER 170 production and the ensuing "learning curve" related to a new product, gross margins have been impacted. In addition, when a new product enters the market, launch customers are given benefits, thus affecting its average sales price.

Consequently, gross margins decreased from 36.8% in 2Q03 to 32.6% in 2Q04. When compared to 1Q04, this margin remained practically stable.

Operating Expenses & Income from Operations

During 2Q04, operating expenses totaled US$178.9 million, 28.7% higher than 2Q03, in contrast to a 63.0% sales increase. In 1Q04 operating expenses totaled only US$49.0 million, mainly due to the recognition as operating income of US$88.7 million in payments received from the Company's risk sharing partners related to fulfillment of certain EMBRAER 170/190 jet family development contractual milestones.

The increase of operating expenses during the quarter was basically influenced by higher selling expenses, which include customer training, product guarantees, and other benefits offered to customers. Selling expenses for the quarter totaled US$95.1 million, as compared to US$54.2 million and US$67.2 million for 2Q03 and 1Q04, respectively.

The increase in selling expenses in 2Q04 compared to 2Q03 is mainly due to an increase in deliveries for the period, and the commencement of the EMBRAER 170 model operations, generating higher training expenses for initial operations with our customers. As a percentage of net sales, commercial expenses were 9.6%, 10.7% and 10.3% in 2Q03, 1Q04 and 2Q04, respectively.

This quarter Embraer invested US$37.8 million in research and development, basically related to the development of the EMBRAER 170/190 jet family. This amount was partially offset by US$7.4 million related to contributions received from risk sharing partners. As a result, during 2Q04 research and development totaled US$30.4 million net, 40.9% lower than 2Q03.

During the quarter, general and administrative expenses totaled US$32.4 million, compared to US$25.8 million in 2Q03. The increase in administrative expenses during 2Q04 is mainly due to an adjustment of 17% in employees salaries in Reais last November, as well as the Real/Dollar average exchange rate depreciation.

Employee profit sharing is tied to its action plan and to dividend payments to Embraer's shareholders. The US$15.7 million accrued in 2Q04 was based on the payment of interest on shareholders' equity declared/distributed during the quarter.

In addition, in 2Q04, other operating expenses totaled US$5.3 million, of which US$4.6 million were a non-recurring expense related to contractual obligations.

Embraer's income from operations in 2Q04 totaled US$122.5 million, 75.8% higher than the US$69.7 million recorded in 2Q03. Operating margin also increased from 12.3% in 2Q03 to 13.3% in 2Q04.

Interest Income (expenses)


             US$ millions                                1Q04        2Q03           2Q04
----------------------------------------------------------------------------------------
Interest Expense                                        (28.1)        (32.6)       (42.1)
Interest Income                                          31.9          18.4         28.8
Monetary & Exchange Variations                           (3.9)         (4.3)         7.6
Derivative Financial Instruments Gain (loss)             (7.5)        (81.6)        10.0

Total Interest Income (expense), net                     (7.6)       (100.1)         4.3

Average R$/US$ exchange rate                            2.8945        2.9854       3.0474
Final period R$/US$ exchange rate                       2.9086        2.8720       3.1075


During this quarter, Embraer earned US$4.3 million in net financial income, as compared with expenses of US$100.1 million and US$7.6 million for 2Q03 and 1Q04, respectively. This increase is due mainly to US$10.0 million gain on derivative instruments in 2Q04 compared to a US$81.6 million loss in 2Q03. In addition, a higher average cash available during the course of the quarter when compared with 2Q03, resulted in a higher interest income, partially offset by a higher interest expenses.

Foreign Exchange Gain (loss)

Variations in this item refer mainly to the remeasurement of monetary assets and liabilities denominated in other currencies and that are converted to the U.S. dollar at the end of each period. Foreign exchange losses were US$16.7 million in 2Q04, compared to US$9.4 million and US$2.2 million in 2Q03 and 1Q04 respectively. At the end of 2Q04, Embraer had approximately US$121 million net other than US dollar-denominated assets exposure. In 2Q03, foreign exchange loss resulted from the effect of the 14.3% appreciation of the real on its net real-denominated liabilities, which were higher than expected due to the higher level of trade accounts receivables.

Income Taxes

This quarter's income taxes totaled US$29.2 million and represented an effective rate in US GAAP of 26.5%. Embraer's statutory tax rate is 34%. The difference between the statutory and effective US GAAP tax rate is mainly a result of interest on shareholders' equity recognition, which is deductible for tax purposes.

During the same period in 2003 a benefit of US$44.5 million was recognized, mainly arising from the impact of the expressive appreciation of the real on deferred income tax.

Net Income

As a result, Embraer's net income in 2Q04 of US$80.9 million (equivalent to US$0.46 per diluted ADS) was almost 17 times higher than the net income of US$4.9 million in 2Q03. Net income as a percentage of net sales recorded in 2Q04 was 8.7%, compared with 0.9% in 2Q03.


Balance Sheet Highlights

As of June 30,2004, Embraer's cash and cash equivalents were US$1,333.8 million. On the same date, short and long term loans totaled US$1,029.9 million. Therefore, the Company had a net cash position (cash and cash equivalents minus total loans) of US$303.9 million in 2Q04 compared to US$177.7 million in 1Q04.



    Balance Sheet Data
     (In US$ million)          1Q04       2Q03      2Q04
--------------------------------------------------------------------------------
Cash and cash equivalents     1,097.5     868.3   1,333.8
Trade accounts receivable       464.5     789.7     471.6
Inventories                   1,272.9   1,028.8   1,247.3
Total assets                  5,967.6   5,115.8   6,445.0
Loans                           919.8     825.4   1,029.9
Net cash (debt)                 177.7      42.9     303.9
Shareholders' equity          1,237.9   1,116.1   1,266.7

Cash and Cash Equivalents

Of the total US$1,333.8 million balance in cash and cash equivalents, 48.4% is denominated in US dollars and the remaining 51.6% is denominated in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of assets and liabilities. This strategy also comprises expected future R&D and capital expenditures, which are substantially denominated in reais.

Trade Accounts Receivable

Accounts receivable were practically stable at US$471.6 million compared to 1Q04. Of this total amount, 66.8% is related to aircraft delivered for which sales financing arrangements is under a structuring process.

In June 2004, Embraer and one of its customers structured a transaction in the US capital markets to finance aircraft delivered in the first six months of the year, as well as aircraft scheduled for delivery up to September 2004.

Inventories

As result of the increase in production and delivery schedule of the new EMBRAER 170, inventories decreased only by US$25.6 million from US$1,272.9 million in 1Q04 to a total of US$1,247.3 million in 2Q04.

Inventories are also being influenced by the development of the new EMBRAER 170/190 jet family, which includes the pre-series aircraft used in its certification campaign. As of June 30, 2004, total inventories of EMBRAER 170/190 pre-series aircraft includes six EMBRAER 170, two EMBRAER 175, three EMBRAER 190 and the initial structural assembly of one EMBRAER 195 aircraft intended to take its maiden flight in the last quarter of this year. Together these aircraft totaled US$147.2 million at the end of the quarter, compared to US$137.8 million in 1Q04.

Short and Long-Term Loans

Short- and long-term debt totaled US$1,029.9 million in 2Q04 compared to US$
919.8 million in 1Q04, of which 66.5% and 59.4% were related to long-term financing at the end of 2Q04 and 1Q04, respectively. This increase reflects the Company's policy of extending its debt profile and reducing the need for temporary funding of its accounts receivable. The long-term credit lines are due to mature between 2005 and 2015.

Taking into account the existing swaps, 90.3% of the total loans is denominated in U.S. dollars, with a weighted average interest rate of 3.6% per annum. The remaining 9.7% are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 13.0%.

Capital Expenditures

Improvements and Modernization - additions to PP&E

Investments in the improvement and modernization of the Company's industrial and engineering processes, and PP&E, totaled US$11.4 million in 2Q04, which when added to the US$9.8 million invested in 1Q04, totaled US$21.2 million for first six months of 2004.

Supplementary Information according to Brazilian Corporate Law (BR GAAP)

Today Embraer also reported its 2Q04 earnings in accordance with BR GAAP, which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented selected consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 2Q04 totaled R$3,034.0 million and gross profit was R$1,062.2 million, with a gross margin of 35.0%. Income from operations for the period (including employee profit sharing) totaled R$558.0 million, with an operating margin of 18.4%. Income before taxes was R$473.4 million (15.6% of net sales). Income tax and social contribution totaled R$88.7 million, representing an effective tax rate of 18.7%. Net income for the period totaled R$382.1 million (12.6% of net sales).

Commercial, Corporate and Defense Markets

Following the granting of type certifications for the EMBRAER 170 aircraft by the Brazilian, US, and European authorities at the end of February 2004, eight of these aircraft were delivered on March to our three of customers Alitalia, LOT, and US Airways. During the second quarter of 2004 an additional 15 EMBRAER 170 aircraft were delivered to these same customers, totaling 23 aircraft of this model delivered during the year's first semester.

The flight test campaigns of the EMBRAER 175 and the EMBRAER 190, the second and third members of the Company's next-generation aircraft family, continue to be run simultaneously at two of Embraer's facilities in Brazil.

Four airplanes will be dedicated to the EMBRAER 190 certification campaign, scheduled to be completed by the third quarter of 2005. The first deliveries are expected thereafter to U.S. launch customer JetBlue Airways. The third aircraft entered the flight test campaign in July, the fourth is to have its interior specially configured for air conditioning and other cabin interior tests to take place soon after.

Two EMBRAER 175 jets, the 78-seater with certification expected for the fourth quarter of this year, are involved in an intense flight test campaign in the skies over Gaviao Peixoto.

Meanwhile, the EMBRAER 195 pre-series aircraft sub-assemblies are already in work at the Sao Jose dos Campos plant. The EMBRAER 195 flight test campaign will be performed by one pre-series aircraft expected to fly in the final quarter of 2004, with certification expected for mid-2006.

In May 2004, Embraer celebrated delivery of its 800th jet of the ERJ 145 family, a landmark for one of the world's most successful airline products. The 50-seat ERJ 145 aircraft was delivered to U.S. customer Chautauqua Airlines, which operates all models of the ERJ 145 family.

In June, Harbin Embraer Aircraft Industry Company Limited, delivered the first two ERJ 145 jets to China Southern Airlines, the largest airline in The People's Republic of China. The Chinese customer ordered a total of six ERJ 145s in February 2004, with deliveries scheduled to continue through January 2005. Since 2000, Sichuan Airlines, who is now partially controlled by China Southern Airlines Company Limited through a shareholding arrangement, has been operating five ERJ 145 airplanes in the country.

By the end of the quarter, Finnair Aircraft Finance Ltd and Embraer have signed an agreement for an order of 12 EMBRAER 170 airliners. Finnair has also taken options on eight additional aircraft, which may be convertible to EMBRAER 175s or EMBRAER 190s. The value of the firm order at list price is US$ 306 million and the contract's potential value is US$ 510 million if all options are converted. Configured to seat 76 passengers in a comfortable single class layout, the deliveries will begin in September 2005 and will continue through May 2007.

Farnborough Air Show

Two Embraer Commercial and one Embraer Corporate jets were on display at the Farnborough Air Show in the United Kingdom from July 19 to 25. On display at the Farnborough air show (30 miles from London) was the third member of Embraer's new-generation of four commercial jets specifically designed for the 70 to 110-seat market. The 100-seat EMBRAER 190 performed a daily flying display. Additionally, a 70-seat EMBRAER 170 with a fully-configured cabin operated by Alitalia Express was on static display.

During the Air Show important sales were announced. Republic Airways Holdings confirmed two further options for EMBRAER 170 aircraft, in addition to the three options already exercised and included in Embraer's June backlog. This brings to 18 the total number of EMBRAER 170s on order from Republic.

Republic Airways Holding, parent company of Chautauqua Airlines and Republic Airlines, holds an additional 32 options for the EMBRAER 170, 25 of which may be converted to 190/195 aircraft. Deliveries of the EMBRAER 170s to Republic - the first to be configured with dual-class seating - are expected to begin in the third quarter of this year.

At Farnborough, Embraer also announced that U.S. carrier Trans States confirmed seven ERJ 145 options. The ERJ 145s purchased by Trans States will fly with the colors of United Express. The seven orders are included in Embraer's second-quarter backlog. Deliveries of the airplanes to Trans States will be completed during the second half of 2004. Trans States also holds ten more ERJ 145 options.

Embraer and Luxair announced commercial proposal to exercise two ERJ 135s options and to include one more option for an aircraft of the same type in Embraer's orderbook. Under such proposal, Luxair will be firming up the two ERJ 135 options in the coming weeks, with deliveries of the 37-seat airplane taking place in the first quarter of 2005. Luxair is currently operating a fleet of eight ERJ 145s nicknamed "Eurojet," and now intends to use these two additional ERJ 135s on its network for longer routes and to serve London City airport (LCY) from Luxemburg. The ERJ 135 received its LCY certification in October 2003 and is today one of only few jets allowed to operate there.

Embraer also showed its Legacy Executive jet, a super-midsize business The Legacy Executive features a new, state-of-the-art interior as well as several systems and performance enhancements. Embraer's Corporate jet is seeing a gradual improvement in overall business aircraft market demand.

Embraer's Defense group recognized several milestones for its aircraft programs at Farnborough. In august 2004, the first Super Tucanos were delivered to the Brazilian Air Force (FAB) as part of the Brazilian Government's Amazon Surveillance Program (SIVAM). Modernization of the F5-BR supersonic fighter is on schedule with the aircraft test campaign well underway. Embraer will deliver its first military airplane to a NATO member country: the Government of Greece will operate an Embraer EMB 145 Airborne Early Warning & Control (AEW&C) aircraft.

Order Book and Backlog

Embraer's Airline Market order book according to product in June 30, 2004 was as follows:


Commercial Airline Market    Firm Orders    Options    Deliveries  Firm Backlog
    Order Book
--------------------------------------------------------------------------------
ERJ 145 Family
    ERJ 135                      122            2         105         17
    ERJ 140                       94           20          74         20
    ERJ 145                      704          424         570        134
Total ERJ 145 Family             920          446         749        171

EMBRAER 170/190 Family
    EMBRAER 170                  148          167         23         125
    EMBRAER 190                  110          150          -         110
    EMBRAER 195                   15           30          -          15
Total EMBRAER 170/190 Family     273          347         23         250

--------------------------------------------------------------------------------
          Total                1,193          793        772         421
--------------------------------------------------------------------------------

The Air Canada commercial proposal announced on December 19, 2003 is not yet included in the order book. It is Embraer's policy to include only firm contracts in its order book.

As of June 30, 2004, Embraer's total firm order backlog, including the Commercial Airline, Corporate and Defense markets totaled US$10.5 billion. Backlog including options reached US$28.3 billion.

Set forth below is the total backlog at the close of each quarter for the last six quarters.


                                 Order Backlong
                                  US$ billions

                1Q03   2Q03   3Q03   4Q03   1Q04   2Q04
--------------------------------------------------------------------------------
Firm Orders      7.9   10.3   10.4   10.6   10.9   10.5
Options         11.3   16.8   17.3   17.5   17.7   17.8
--------------------------------------------------------------------------------
Total           19.2   27.1   27.7   28.1   28.6   28.3

Investor Relations

Embraer's common and preferred shares traded in the domestic market, on Bolsa de Valores de Sao Paulo (BOVESPA), decreased in value by 6.6% and 5.1% during 2Q04, closing at R$16.69 and R$22.0 respectively on June 30, 2004. The Bovespa index in turn decreased in value by 4.5%.

The Company's ADS's (American Depositary Shares) traded on the New York Stock Exchange (NYSE), reached a closing sale price of US$28.59 at the end of June 2004, representing a 10.9% decrease in value during the period.

The average daily common share volume for the quarter was R$2.5 million and the average daily preferred share volume totaled R$8.9 million. Average daily ADS trading volume for the same period was US$13.8 million.

Embraer's Board of Directors approved payment of Interest on Shareholders' Equity in the amount of R$ 160.0 million (equivalent to US$51.5 million), representing R$ 0.20923 per common share and R$0.23015 per preferred share and equivalent to US$0.29624 per ADS. The total interest on shareholders' equity distributed this quarter represents 64.2% of net income recorded in 2Q04.

During the first six months of the year Embraer's distributed to its shareholders R$261.0 million (equivalent to US$86.2 million) which represented 47% of its net income.


Benefit/Base Period    Date of     Date of   Approved Value    Value per Share
                       Approval    Payment    Thousand US$   Voting   Preferred
--------------------------------------------------------------------------------

1Q04 Interest          12/03/04    08/04/04     34,723      0.04546    0.05001

2Q04 Interest          25/06/04    15/07/04     51,489      0.06733    0.07406
--------------------------------------------------------------------------------
TOTAL                                           86,212      0.11279    0.12407
--------------------------------------------------------------------------------

Recent Developments

On August 02, 2004 the Embraer ERJ 145 platform was selected as part of a winning bid for the U.S. Army Aerial Common Sensor (ACS) Program. Embraer, part of the Lockheed Martin team, will provide its ERJ 145 platform for the U.S. Army's next-generation battlefield surveillance system called Aerial Common Sensor under a Systems Development and Demonstration (SDD) contract.

Under the US$879 million SDD contract, the team will deliver five certified, mission ready airborne ISR systems, with initial testing planned for 2006. The balance of the effort would be performed under a follow-on low rate initial production contract anticipated in 2007, followed by a full rate production contract in 2009. The full contract has a potential value for the Lockheed Martin team of more than US$7 billion over the life of the expected 20-year program.

ACS will replace current ISR aircraft, including the Army's Guardrail Common Sensor, the Airborne Reconnaissance Low aircraft and the Navy's fleet of EP-3 aircraft. Under the System Development and Demonstration contract awarded today, the Lockheed Martin team will combine and enhance the capabilities of the current systems on these platforms into a single ISR mission package on a standard airborne platform.

Conference Call Information

Date: Monday, August 16, 2004

English (US GAAP)                                      Portuguese (BR GAAP)
11h00 A.M. (SP time)                                   9h00 A.M. (SP time)
10h00 A.M. (NY time)                                   8h00 A.M. (NY time)

Dial in numbers:                                       Dial in numbers:
(1-800) 860-2442 - Participants from the U.S.          (11) 4613-0501 - Participants from Brazil
(11) 4613-0502 - Participants from Brazil              (55 11) 4613-4525 - Participants from other countries
(1-412) 858-4600 - Participants from other countries   Access Code: Embraer
Access Code: Embraer

Replay: (55 11) 4613-4532                              Replay: (11)4613-4532
Access code: 820                                       Access Code: 158

The presentations will be broadcast live over the internet at Embraer's web page (www.embraer.com / www.embraer.com.br).



For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt
(55 12) 3927 1216
acecilia@embraer.com.br

Daniel Bicudo
(55 12) 3927 1106
dabicudo@embraer.com.br

Milene Petrelluzzi
(55 12) 3927 3054
milene.petrelluzzi@embraer.com.br

Paulo Ferreira
(55 12) 3927 3953
ferreira.paulo@embraer.com.br





--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                         (in thousands of U.S. dollars)
                         ------------------------------

                                  A S S E T S


                                    As of March 31,  As of June 30,
                                         2004            2004
--------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------
   Cash and cash equivalents           1,097,498      1,333,787
   Trade accounts receivable, net        464,453        471,596
   Collateralized accounts receivable    129,197        178,572
   Inventories                         1,258,385      1,230,772
   Deferred income taxes                 111,263        115,798
   Other                                 343,111        389,041
--------------------------------------------------------------------------------
Total current assets                   3,403,907      3,719,566
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NONCURRENT ASSETS:
--------------------------------------------------------------------------------
   Collateralized accounts receivable  1,620,009      1,690,592
   Inventories                            14,534         16,575
   Property, plant and equipment, net    399,091        380,770
   Investments                            37,564         75,202
   Deferred income taxes                  71,900         71,818
   Other                                 420,632        490,483

--------------------------------------------------------------------------------
Total noncurrent assets                2,563,730      2,725,440
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      TOTAL ASSETS                     5,967,637      6,445,006
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                         (in thousands of U.S. dollars)
                         ------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                              As of March 31,     As of June 30,
                                                   2004               2004
--------------------------------------------------------------------------------
CURRENT LIABILITIES
--------------------------------------------------------------------------------
   Loans                                              373,873     345,215
   Accounts payable to suppliers                      539,908     661,459
   Customer advances                                  448,910     435,756
   Non recourse and recourse debt                     386,436     479,325
   Other accounts payable and accrued liabilities     711,972     785,047
   Contingencies                                        9,040       8,612
--------------------------------------------------------------------------------
        Total current liabilities                   2,470,139   2,715,414
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LONG-TERM LIABILITIES
--------------------------------------------------------------------------------
   Loans                                              545,943     684,687
   Customer advances                                  101,688     100,781
   Contribution from suppliers                        160,371     152,601
   Non recourse debt                                1,362,770   1,389,838
   Other accounts payable and accrued liabilities      48,968      98,033
   Contingencies                                       19,336      15,692
--------------------------------------------------------------------------------
        Total long-term liabilities                 2,239,076   2,441,632
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MINORITY INTEREST                                      20,521      21,227
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                               1,237,901   1,266,733
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          5,967,637   6,445,006
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

              (in thousands of U.S. dollars, except per share data)
              -----------------------------------------------------




                                                     Three Months Ended              Six Months Ended
                                                June 30, 2003   June 30, 2004  June 30, 2003     June 30, 2004
------------------------------------------------------------------------------------------------------------------------
Net sales                                                567,046       924,321     1,055,840     1,550,522
------------------------------------------------------------------------------------------------------------------------

Cost of sales and services                              (358,361)     (622,910)     (653,062)   (1,047,078)

------------------------------------------------------------------------------------------------------------------------
Gross profit                                             208,685       301,411       402,778       503,444
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Operating expenses
------------------------------------------------------------------------------------------------------------------------
   Selling expenses                                      (54,202)      (95,067)      (99,364)     (162,244)
   Research and development                              (51,420)      (30,401)      (86,922)       29,071
   General and administrative                            (25,822)      (32,374)      (50,578)      (62,754)
   Employee profit sharing                                (8,026)      (15,742)       (8,163)      (26,159)
   Other operating expense, net                              460        (5,308)       (5,135)       (5,830)
   Equity in income (loss) from affiliates                    10            --            85            --

------------------------------------------------------------------------------------------------------------------------
Income from operations                                    69,685       122,519       152,701       275,528
------------------------------------------------------------------------------------------------------------------------

   Interest (expense) income, net                       (100,100)        4,300      (127,089)       (3,338)
   Foreign exchange gain (loss) net                       (9,351)      (16,698)       (9,064)      (18,936)
   Other non-operating income (expense), net                 192           (38)        1,622            (9)

------------------------------------------------------------------------------------------------------------------------
Income before income taxes                               (39,574)      110,083        18,170       253,245
------------------------------------------------------------------------------------------------------------------------

Income tax benefit (expense)                              44,586       (29,162)       31,390       (68,651)

------------------------------------------------------------------------------------------------------------------------
Income before minority interest                            5,012        80,921        49,560       184,594
------------------------------------------------------------------------------------------------------------------------

Minority interest                                           (137)         (692)         (733)       (1,051)

------------------------------------------------------------------------------------------------------------------------
Net income                                                 4,875        80,229        48,827       183,543
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
   Earnings per share
------------------------------------------------------------------------------------------------------------------------
   Basic
     Common                                               0.0064        0.1050        0.0642        0.2400
     Preferred                                            0.0071        0.1155        0.0707        0.2640

   Diluted
     Common                                               0.0064        0.1043        0.0640        0.2384
     Preferred                                            0.0070        0.1147        0.0704        0.2623

------------------------------------------------------------------------------------------------------------------------
   Weighted average shares (thousands of shares)
------------------------------------------------------------------------------------------------------------------------
   Basic
     Common                                              242,544       242,544       242,544       242,544
     Preferred                                           470,513       474,162       470,472       474,710

   Diluted
     Common                                              242,544       242,544       242,544       242,544
     Preferred                                           473,635       478,825       473,380       479,372

------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)                      0.0282        0.4620        0.2827        1.0560
------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)                    0.0281        0.4589        0.2815        1.0490
------------------------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

              (in thousands of U.S. dollars, except per share data)
              -----------------------------------------------------



                                                              Three months ended on June 30,   Six months ended on June 30,
                                                                     2003         2004           2003         2004
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                        4,875        80,229        48,827       183,543
   Adjustments to reconcile net income to net cash
     provided by(used in) operating activities:
     Depreciation and amortization                                  16,668        15,537        32,001        28,843
     Allowance for doubtful accounts                                 2,395         1,361         2,911           906
     Provision for inventory obsolescence                            2,308         8,485         4,707        14,010
     Deferred income taxes                                         (44,757)       (4,453)      (39,099)       10,901
     Foreign exchange loss(gain), net                                9,351        16,698         9,064        18,936
     Loss (gain) on disposition of assets                              178             5        (1,127)           63
     Equity in income (loss) from affiliates                            25            --           (50)           --
     Interest accrued in excess of interest paid
     (paid in excess of accrued)                                     2,844        (7,683)        5,655       (13,498)
     Minority interests                                                137           692           733         1,051
     Other                                                            (632)         (288)       (1,222)       (1,038)
                                                                  --------   -----------      --------     ---------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (6,608)      110,583        62,400       243,717
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:                                 252,962       133,321       (95,562)        4,575
                                                                  --------   -----------      --------     ---------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                246,354       243,904       (33,162)      248,292
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Investing activities
-----------------------------------------------------------------------------------------------------------------------------------
    Purchase of property, plant and equipment                      (15,768)      (11,406)      (31,375)      (21,242)
    Net additions to investments                                        --       (44,251)           --       (44,251)
    Proceeds from sale of property, plant and equipment                691            49         2,250            94
                                                                  --------   -----------      --------     ---------

-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                          (15,077)      (55,608)      (29,125)      (65,399)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Financing activities
-----------------------------------------------------------------------------------------------------------------------------------
    Repayment of loans                                            (142,689)     (218,101)     (275,012)     (474,274)
    Proceeds from borrowings                                       260,101       338,922       544,408       477,151
    Proceeds from issuance of shares                                   157         1,008           157         1,727
    Dividends and/or Interest on capital paid                       (2,773)      (36,588)      (38,564)      (76,936)
    Payments on capital lease obligations                           (2,256)       (1,082)       (4,138)       (2,907)
                                                                  --------   -----------      --------     ---------

-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                112,540        84,159       226,851       (75,239)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  --------   -----------      --------     ---------

-----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             30,752       (36,166)       46,952       (39,687)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                    374,569       236,289       211,516        67,967
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                     493,769     1,097,498       656,822     1,265,820
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  --------   -----------      --------     ---------
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           868,338     1,333,787       868,338     1,333,787
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  ========   ===========      ========     =========